5-1-02

02036320

EXHIBIT INDEX IS ON PAGE 2

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MAY 2002

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

EXHIBIT INDEX

I:\standard\corp\form6k.doc

Quarterly Report
TO SHAREHOLDERS

For immediate release
Tuesday, April 23, 2002

(publié également en français)

Petro-Canada Reports Strong First Quarter Production – Advances Upstream Growth

Calgary — Petro-Canada announced today quarterly net earnings of $88 million ($0.34 per share), down from $282 million ($1.05 per share) in the first quarter of 2001. Cash flow was $287 million ($1.09 per share), down from $629 million ($2.34 per share) a year earlier. Crude oil and natural gas prices were significantly lower than in the first quarter of 2001, reducing earnings and cash flow. Net earnings for the first quarter 2001 include an after tax gain of $31 million ($0.12 per share) on the disposal of assets. Results for the first quarter of 2001 have been restated to reflect recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translations.

"Growth in the upstream business advanced significantly in the quarter," commented Chief Executive Officer, Ron Brenneman. "On the East Coast our Terra Nova oil development started up successfully and the 100 000 barrel per day White Rose project (27 500 barrels per day net to Petro-Canada) was approved. Also, we accelerated our international strategy with the agreement to acquire the operating assets of Veba Oil & Gas, establishing a platform for international long-term growth."

Upstream earnings from operations in the first quarter of 2002 were $67 million, down from $256 million during the same period in 2001, largely as a result of lower natural gas and oil prices.

Downstream earnings from operations in the first quarter were $45 million, down from $91 million in the first quarter of 2001 due to weaker refining margins and a narrower light/heavy crude oil differential.

"Commodity prices and refining margins were weak, but recovered by the end of the first quarter. Looking forward Petro-Canada's financial results should benefit from volume growth in the rest of the year," said Mr. Brenneman. "We are pleased with the solid operating results from East Coast oil and our Western Canada natural gas business, and we continue to make progress on our profitability improvement initiatives in the Downstream."

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry. Its common shares trade on the Toronto Stock Exchange under the symbol PCA, and trade on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES
Gordon Ritchie
Investor Relations
(403) 296-7691
E-MAIL: investor@petro-canada.ca

MEDIA AND GENERAL INQUIRIES
Robert Andras
Corporate Communications
(403) 296-8586

INTERNET SITE: www.petro-canada.ca

SUPPLEMENTAL INFORMATION

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

Petro-Canada's total daily production of crude oil, field natural gas liquids and natural gas was 229 700 barrels of oil equivalent in the first quarter of 2002, compared with 201 700 barrels in 2001, largely due to the start-up of the Terra Nova project on Canada's East Coast.

Prices

Oil and liquids prices received in the first quarter averaged $32.27 per barrel, compared with $41.68 per barrel a year ago. Natural gas prices received averaged $3.13 per thousand cubic feet, down from $10.52 per thousand cubic feet in 2001.

North American Gas

Western Canada

Petro-Canada's Western Canada natural gas business continues to perform well in the first quarter. Natural gas production averaged 731 million cubic feet per day, compared with 741 million cubic feet in the same period last year. First quarter 2001 production included 14 million cubic feet per day from non-core assets, which were subsequently sold.

Reliability of the company's natural gas facilities continues to be strong and no major plant turnarounds are planned in 2002. Volumes are expected to exceed 700 million cubic feet per day for the full year.

Northwest Territories

Petro-Canada, with its partner Devon Canada, have announced significant natural gas flows at the Tuk M-18 delineation well, in the Mackenzie Delta. This well has estimated sustained deliverability of about 60 to 80 million cubic feet per day. The Tuk field has estimated recoverable reserve potential of 200 to 300 billion cubic feet.

Three exploratory wells - Tuk B-2, Kurk M-15 and Kugpik L-46 - drilled by the partner companies this winter and last have been deemed non-commercial following drilling and testing, at this time.

Scotian Shelf

Drilling of a deepwater exploration well by operator Chevron in the Newburn exploration block is expected to commence in the second quarter of 2002.

East Coast Offshore

Hibernia

First quarter daily production averaged 32 400 barrels per day net to Petro-Canada, as the reservoir responded well to added gas reinjection capacity. Sustained production of 32 000 barrels per day is expected to be attained by year-end 2002.

Terra Nova

Production commenced at Terra Nova on January 20, 2002 and averaged 33 900 barrels per day net to Petro-Canada for the remaining 71 days in the quarter. Petro-Canada expects to complete startup of the gas re-injection compressors in the second quarter. Sustained production of 42 000 barrels per day is expected to be attained by the end of 2002.

White Rose

In March, the owners of the White Rose oil field, Husky Oil Operations Limited and Petro-Canada, announced that development of this field would proceed. This decision followed a review of the government's decision report and finalization of contractual and project execution arrangements. Petro-Canada has a 27.5% interest in this development.

White Rose will be developed using a purpose-built Floating Production, Storage and Offloading (FPSO) vessel with production capacity of 100 000 barrels of oil per day. Current plans provide for a total of 19 to 21 wells to recover between 200 to 250 million barrels of oil over a 10 to 15 year period. Peak production of 90 000 barrels per day (24 700 barrels per day net to Petro-Canada) is expected to be sustained for about four years. It is anticipated that the field will achieve first oil by the end of 2005.

Other East Coast Offshore

The project owners of the Hebron/Ben Nevis oil field announced they would suspend work on development of the field at this time. Notwithstanding this decision, the company expects that this project will proceed in the future.

In the Flemish Pass, prospects have been identified and drilling of an exploratory well is expected later in 2002 or in 2003. Interpretation of the 3D seismic program undertaken last year in the Salar basin is underway.

Oil Sands

Syncrude production for the first quarter averaged 27 500 barrels per day, down from 28 400 barrels per day from the same period last year. Production was adversely affected by an extended shutdown of the Aurora mine and a 14-day outage of a hydrogen plant in the month of March. Construction on the MacKay River 30 000 barrels per day in situ bitumen project was approximately 80 per cent complete at the end of the quarter. The project remains on budget and on schedule for first bitumen production by the end of this year. Initial steaming of the reservoir is anticipated to commence in the third quarter of 2002.

International

Veba Acquisition

At the end of January, Petro-Canada announced that it had reached an agreement to acquire the international oil and gas operations of Veba Oil & Gas. The purchase price of Cdn $3.2 billion is subject to rights-of-first-refusal, closing adjustments and transaction costs. The assets will be acquired in an all-cash transaction, facilitated by committed interim credit facilities. Veba's production and exploration interests are concentrated in three regions: the North Sea, North Africa, and Northern Latin America.

The company expects that the sale of the majority of the properties will close in the second quarter, including the resolution of the rights-of-first-refusal applicable to the Veba properties in Egypt and Norway. The rights-of-first-refusal on the remaining properties in Venezuela are expected to be resolved towards year-end. Preparations are underway to integrate the Veba organization quickly into Petro-Canada's operations.

Other International

In Libya, the En Naga development is proceeding, with facilities and pipeline construction nearing completion. Initial production is now expected in the second half of the year.

DOWNSTREAM

Softer refining margins and a narrower light/heavy crude differential adversely affected Downstream results in the first quarter. The New York Harbor 3-2-1 crack margin averaged U.S.$2.82 per barrel, down from U.S.$4.81 per barrel in the first quarter of 2001, reflecting lower product demand due to warmer weather and weaker economic activity. The domestic light/heavy crude price differential decreased from $17.76 per barrel in the first quarter of 2001 to $7.95 per barrel in the first quarter of 2002.

In the first quarter, total sales of refined petroleum products were down 4% from the comparable period last year, primarily due to weak distillate demand. In contrast, retail gasoline sales remained strong and were up in the first quarter of 2002 compared with the same period last year.

A planned maintenance shutdown at our Oakville refinery was successfully completed in the quarter. Petro-Canada increased refinery throughputs over the fourth quarter of last year. Crude capacity utilization averaged 102 per cent in the first quarter while conversion unit reliability at the company's three refineries and the lubricants plant was excellent.

The lubricants business continued to improve, as industry margins remained strong and sales of value-added products increased.

Marketing margins continued to be adversely affected by high, volatile commodity prices and aggressive retail price competition.

The refining and supply segment contributed $26 million to Downstream operating earnings in the first quarter, while the marketing segment contributed earnings of $19 million. These results compare with a refining and supply segment contribution of $64 million and a marketing contribution of $27 million in the first quarter of 2001.

CORPORATE

Financial Measures

Petro-Canada's debt at March 31, 2002, was $1 401 million, unchanged from year-end 2001. At the end of the quarter, cash and short-term investments totaled $516 million, down from $781 million at the end of 2001.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation whereby exchange gains or losses on the translation of long-term debt, which were previously deferred and amortized over the remaining term of the debt, are included in net earnings for the current period.

SHAREHOLDER INFORMATION

As at March 31, 2002, Petro-Canada's common shares outstanding totaled 262.2 million common shares.

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 23rd at 1615h, Eastern Time. To participate, please call 1-888-673-1254 or 416-641-6697 at 1605h. Media are invited to listen to the call by dialling 1-888-793-1753. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 and dialling reservation number 20452007. A live audio broadcast of the conference call will be available on Petro-Canada's Internet site at www.petro-canada.ca/eng/canada/corporate/imr/confcalls/imr-conf-ovr.html **on April 23rd at 1615h Eastern Time. Approximately one hour after the call, a recording of it will be available on the Internet site.**

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission. The use of the term "potential reserves" in this press release does not meet the guidelines of the Securities and Exchange Commission for inclusion in documents filed with the SEC.

SELECTED FINANCIAL DATA
March 31, 2002
(unaudited, millions of Canadian dollars)

	FIRST QUARTER 2002	FIRST QUARTER 2001 (Restated)
Earnings from operations		
Upstream	67	256
Downstream	45	91
Shared Services	(24)	(96)
	88	251
Gain on asset sales	–	31
Net earnings	88	282
Average capital employed		
Upstream	3 226	2 898
Downstream	2 216	2 186
Shared Services	950	900
Consolidated	6 392	5 984
Return on capital employed (per cent)[1]		
Upstream	14.6	35.7
Downstream	11.5	13.8
Total Company	11.4	20.3
Operating return on capital employed (per cent)[1]		
Upstream	14.7	28.8
Downstream	11.5	13.9
Total Company[2]	11.4	17.1
Return on equity (per cent)[1]	13.7	27.0
Debt	1 401	1 864
Cash and short-term investments	516	1 724
Debt to debt plus equity (per cent)	22.1	28.9

[1] 12 month rolling average.
[2] Before reorganization costs.

SELECTED OPERATING DATA
March 31, 2002

	FIRST QUARTER	
	2002	2001
Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)		
East Coast	59.1	27.9
Oil Sands	27.5	28.4
Western Canada	19.4	19.8
North Africa	1.8	2.1
Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)		
Western Canada	731	741
Total production[1] (thousands of barrels of oil equivalent per day)	230	202
Petroleum product sales (thousands of cubic metres per day)		
Gasolines	24.3	23.6
Distillates	20.0	21.7
Other including petrochemicals	8.3	9.5
	52.6	54.8
Crude oil processed by Petro-Canada (thousands of cubic metres per day)	50.7	51.6
Average refinery utilization (per cent)	102	104
Downstream earnings from operations after tax (cents per litre)	0.9	1.8

[1] Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil.

AVERAGE PRICE RECEIVED

	FIRST QUARTER	
	2002	2001
Crude oil and natural gas liquids (dollars per barrel, after hedging)		
East Coast	33.39	39.86
Oil Sands	34.30	43.15
Western Canada	25.82	42.43
North Africa	36.16	38.90
Natural gas (dollars per thousand cubic feet, after hedging)		
Western Canada	3.13	10.52

CONSOLIDATED STATEMENT OF EARNINGS
March 31, 2002
(unaudited, millions of Canadian dollars)

	FIRST QUARTER 2002	FIRST QUARTER 2001[2] (Restated)
Revenue		
Operating	1 701	2 476
Investment and other income[3]	7	86
	1 708	2 562
Expenses		
Crude oil and product purchases	885	1 249
Operating, marketing and general	397	408
Exploration	106	111
Depreciation, depletion and amortization	162	139
Loss on translation of foreign currency denominated long-term debt[2]	1	92
Interest	30	38
	1 581	2 037
Earnings before income taxes	127	525
Provision for income taxes		
Current	115	190
Future	(76)	53
	39	243
Net earnings	88	282
Earnings per share - Basic (dollars)	0.34	1.05
- Diluted (dollars)	0.33	1.04

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
March 31, 2002
(unaudited, millions of Canadian dollars)

	FIRST QUARTER 2002	FIRST QUARTER 2001 (Restated)
Retained earnings at beginning of period as previously reported	1 695	897
Adjustment for the retroactive application change in accounting policy[2]	(184)	(126)
Retained earnings at beginning of period, as restated	1 511	771
Net earnings	88	282
Dividends on common shares	(26)	(27)
Retained earnings at end of period, as restated	1 573	1 026

SHARE INFORMATION
March 31, 2002
(unaudited, stated in Canadian dollars)

	FIRST QUARTER 2002	FIRST QUARTER 2001
Average shares outstanding (millions)	262.2	268.8
Earnings per share - Basic	0.34	1.05
- Diluted	0.33	1.04
Cash flow per share	1.09	2.34
Dividends per share	0.10	0.10
Share Price[(a)] - High	42.05	38.60
- Low	33.90	33.50
- Close at March 31	41.06	35.44
Shares traded[(b)] (millions)	63.9	59.4

(a) Share prices are for trading on the Toronto Stock Exchange.
(b) Total shares traded on the Toronto and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF CASH FLOWS
March 31, 2002
(unaudited, millions of Canadian dollars)

	FIRST QUARTER 2002	FIRST QUARTER 2001[2] (Restated)
Operating activities		
Net earnings	88	282
Items not affecting cash flow[4]	93	236
Exploration expenses	106	111
Cash flow	287	629
Increase in operating working capital relating to operating activities and other	(157)	(33)
Cash flow from operating activities	130	596
Investing activities		
Expenditures on property, plant and equipment and exploration	(370)	(326)
Proceeds from sale of assets	3	118
(Increase) decrease in deferred charges and other assets, net	(5)	6
Decrease in operating working capital relating to investing activities	1	76
	(371)	(126)
Financing activities		
Dividends on common shares	(26)	(27)
Reduction of long-term debt	(1)	(1)
Proceeds from issue of common shares	3	13
Purchase of common shares	-	(156)
Decrease in operating working capital relating to financing activities	-	10
	(24)	(161)
(Decrease) increase in cash and short-term investments	(265)	309
Cash and short-term investments at beginning of period	781	1 415
Cash and short-term investments at end of period	516	1 724

CONSOLIDATED BALANCE SHEET
March 31, 2002
(unaudited, millions of Canadian dollars)

	MARCH 31, 2002	DECEMBER 31, 2001[2] (Restated)
Assets		
Current assets		
Cash and short-term investments	516	781
Accounts receivable	890	758
Inventories	550	455
Prepaid expenses	38	15
	1 994	2 009
Property, plant and equipment, net	7 556	7 460
Deferred charges and other assets	169	165
	9 719	9 634
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	1 408	1 158
Income taxes payable	78	234
Current portion of long-term debt	5	5
	1 491	1 397
Long-term debt	1 396	1 396
Deferred credits and other liabilities	483	481
Future income taxes	1 407	1 483
Shareholders' equity[5]	4 942	4 877
	9 719	9 634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(unaudited)

1 Segmented Information

	Upstream		Downstream		Shared Services		Consolidated	
	Three months ended March 31,							
	2002	2001	2002	2001	2002	2001	2002	2001
	(millions)							
Revenue								
Sales to customers and other revenues	$ 236	$ 639	$ 1 468	$ 1 901	$ 4	$ 22	$ 1 708	$ 2 562
Inter-segment sales	198	170	1	1	-	-		
	434	809	1 469	1 902	4	22		
Expenses								
Crude oil and product purchases	-	-	881	1 247	4	2	885	1 249
Inter-segment transactions	1	1	198	170	-	-		
Operating, marketing and general	116	113	271	288	10	7	397	408
Exploration	106	111	-	-	-	-	106	111
Depreciation, depletion and amortization	115	94	47	45	-	-	162	139
Loss on translation of foreign currency denominated long-term debt	-	-	-	-	1	92	1	92
Interest	-	-	-	-	30	38	30	38
	338	319	1 397	1 750	45	139	1 581	2 037
Earnings before income taxes	96	490	72	152	(41)	(117)	127	525
Provision for income taxes								
Current	77	176	56	27	(18)	(13)	115	190
Future	(48)	27	(29)	34	1	(8)	(76)	53
	29	203	27	61	(17)	(21)	39	243
Net earnings	$ 67	$ 287	$ 45	$ 91	$ (24)	$ (96)	$ 88	$ 282
Expenditures on property, plant and equipment and exploration	$ 337	$ 277	$ 32	$ 47	$ 1	$ 2	$ 370	$ 326
Cash flow (before changes in operating working capital)	$ 244	$ 470	$ 64	$ 170	$ (21)	$ (11)	$ 287	$ 629

2 The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company's 2001 annual report. The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policy set out below.

Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby an exchange gain or loss on the translation of long-term debt is included in net earnings for the current period. Previously, the gain or loss on the translation of long-term debt was amortized over the remaining term of the debt. The effect of this change for the first quarter of 2002 was an increase in net earnings of $2 million (first quarter of 2001 - a decrease of $76 million) from the net earnings which would have been reported under the former accounting policy.

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 6. The new recommendations apply to options granted after January 1, 2002.

3 Investment and other income for the first quarter of 2001 includes a gain on disposal of assets of $53 million relating to the disposal of non-core oil and gas properties. The gain on disposal increases 2001 net earnings for the quarter by $31 million. There was no gain or loss on disposal of assets in the first quarter of 2002.

4 Items not affecting cash flow:

	Three months ended March 31, 2002	2001
	(millions)	
Depreciation, depletion and amortization	$ 162	$ 139
Future income taxes	(76)	53
Loss on translation of foreign currency denominated long-term debt	1	92
Provision for future removal and site restoration costs	4	3
Gain on sale of assets	-	(53)
Other	2	2
	$ 93	$ 236

5 Shareholders' equity consists of:

	March 31, 2002	December 31, 2001
	(millions)	
Common shares	$ 1 231	$ 1 228
Contributed surplus	2 138	2 138
Retained earnings	1 573	1 511
	$ 4 942	$ 4 877

6 On February 11, 2002 the Company granted 2 107 000 options to purchase common shares for officers and certain employees at a price of $34.22 per share. These options have a term of 10 years, vest over four years and are exercisable at the market price when granted. The following table presents the pro forma net earnings and the pro forma earnings per share for the first quarter of 2002 as if the fair value based accounting method had been used to account for the compensation cost of the options amortized over the term in which they vest:

	Net Earnings	Earnings per Share	
		Basic	Diluted
	(millions)	(dollars)	
Net earnings as reported	$ 88	$ 0.34	$ 0.33
Pro forma adjustment	1	0.01	-
Pro forma net earnings	$ 87	$ 0.33	$ 0.33

The estimated fair value of the options of $12.19 per share has been determined using the Black-Sholes option-pricing model with the following assumptions:

Risk-free interest rate	5%
Expected hold period to exercise	6 years
Volatility in the market price of the common shares	33%
Estimated annual dividend	1.4%

7 Acquisition of Veba Oil & Gas ("Veba")

On January 29, 2002 the Company announced that it has agreed to acquire the international oil and gas operations of Veba from Veba and BP plc for a cash consideration of the current equivalent Cdn $3.2 billion, subject to rights of first refusal, closing adjustments and transaction costs. The acquisition, which is subject to obtaining approvals from governments and the rights of first refusal, is expected to close in the second quarter of 2002 for the majority of the assets. The rights-of-first-refusal on the remaining assets are expected to be resolved towards year-end. Funds for the acquisition will be provided from committed interim credit facilities with certain banks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: May 6, 2002

Name: Hugh L. Hooker
Title: Associate General Counsel and Assistant Secretary